Amendment No. 1 to the
                          Rights Agreement of PSC Inc.


         This Amendment No. 1, dated as of June 5, 2000, amends the Rights Agreement dated as of December 30, 1997 (the "Rights Agreement"), between PSC Inc., a New York corporation (the "Company"), and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). Terms defined in the Rights Agreement and not otherwise defined herein are used herein as so defined.

                              W I T N E S S E T H:

         WHEREAS, on December 30, 1997, the Board of Directors of the Company authorized the issuance of Rights to purchase, on the terms and subject to the provisions of the Rights Agreement, shares of the Company's Series B Preferred Shares;

         WHEREAS, on December 30, 1997, the Board of Directors of the Company authorized and declared a dividend distribution of one Right for every Common Share of the Company outstanding on the Record Date and authorized the issuance of one Right (subject to certain adjustments) for each Common Share of the Company issued between the Record Date and the Distribution Date;

         WHEREAS, the Distribution Date has not occurred; and

         WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board has approved an amendment of certain provisions of the Rights Agreement as set forth below;

         NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

         1.       Section 1(a) is replaced in its entirety with the following:

                  "(a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, after the date hereof, shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or an Exempt Person. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common

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         Shares  by  the  Company  which,  by  reducing  the  number  of  shares outstanding, increases the proportionate number of shares beneficially owned by such Person together with all Affiliates and Associates of such Person to 20% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person". Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person", as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purpose of this Agreement. For purposes of determining whether a Person is an "Acquiring Person," a Person engaged in business as an underwriter of securities shall not be deemed an Acquiring Person as a result of such Person becoming the "Beneficial Owner" of any securities acquired through such Person's participation in good fath in a firm commitment underwriting unless such Person is the "Beneficial Owner" of such securities upon the expiration of forty (40) days after the date of such acquisition. The determination whether any Person acted in "good faith" shall be conclusively determined by the Board of Director of the Company."

         2. Section 1(h) is replaced in its entirety with the following:

                  "(h)  "Distribution  Date"  shall mean the  earlier of (i) the
         Close of business on the tenth business day after the Shares Acquisition Date, as hereinafter defined (or, if the tenth business day after the Shares Acquisition Date occurs before the Record Date, the Close of business on the Record Date), or (ii) the Close of business on the tenth business day (or such later day as may be determined by the Board of Directors) after the date of the commencement of, or the first public announcement of the intent to commence (as determined pursuant to Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act in effect on the date of this Agreement), a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or Subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such Plan, or any Exempt Person), if upon consummation thereof, such Person would be an Acquiring Person (including any such date which is after the date of this Agreement and prior to the issuance of the Rights)."

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         3. A new definition is added after Section 1(i) and before Section 1(j)
as follows:

                  "(i')  "Exempt Person" shall mean:

                  Mohawk Acquisition Corp., a New York corporation ("Purchaser"), and its Affiliates solely to the extent any such Person becomes the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding by reason of the execution of, or the consummation of the transactions contemplated by, the Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), by and among Purchaser, Mohawk Corp. and the Company and the Stockholders Agreement, dated as of June 5, 2000, by and between Mohawk Corp., Purchaser and certain shareholders of the Company; provided, that this Section 1(i') shall be of no further force and effect at and after such time (if any) as the Merger Agreement is terminated pursuant to Section 9.01 thereof."

         4. Section 7(a) is amended by deleting the word "or" before "(iii)" and adding the following to the end of Section 7(a):

                  ", or (iv) the Effective Time as defined in the Merger Agree-ment (defined in Section 1(i') above)."

         5. Section 13 is amended by adding the following language in the first sentence after "(b) any Person":

                   ", other than an Exempt Person,"

         6. Section 27 is amended by adding the following at the end of the section:

                  "provided, however, that no change made by Amendment No. 1 to the Rights Agreement may be amended unless the Merger Agree-ment is terminated pursuant to Section 9.01 thereof."


         7. The Company shall promptly provide the Rights Agent with written notice of (i) termination of the Merger Agreement, and
                  (ii) the Effective Time.



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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Rights Agreement to be duly executed as of the day and year first above written.




                          PSC INC.


                          By: /s/ Robert C. Strandberg
                            Title: President and CEO


Attest:

By:  /s/ Elizabeth J. McDonald




                             CHASEMELLON SHAREHOLDER
                                SERVICES, L.L.C.


                            By: /s/ Robert Kavanaugh
                              Title: Vice President


Attest:

By:  /s/ Donald P. Messmer